UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report: October 6, 2017
Commission file number 1-33867
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TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

Explanatory Note

On May 31, 2017, Teekay Tankers Ltd. (or the Company) acquired from Teekay Holdings Ltd., a wholly owned subsidiary of Teekay Corporation (or Teekay), the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL) for $39.0 million, which included $13.1 million for assumed working capital, resulting in the Company owning 100% of TTOL. The Company issued approximately 13.8 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. TTOL owns conventional tanker commercial management and technical management operations, including the direct ownership in four commercially-managed tanker revenue sharing arrangements.

The Company accounts for the acquisition of interests in businesses from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity. The amount by which the proceeds paid by the Company differs from Teekay’s historical carrying value of the acquired business is accounted for as a return of capital to, or contribution of capital from, Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired business were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the Company acquired the remaining 50% interest in TTOL have been retroactively adjusted on a consolidated basis to include 100% of the assets and liabilities of TTOL and their related operations and cash flows during the periods under common control of Teekay. In addition, all intercorporate transactions between the Company and TTOL that occurred prior to the acquisition by the Company of the remaining interest have been eliminated upon consolidation.

This Form 6-K is being filed to provide the audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations (or MD&A) of the Company as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, as well as the selected financial data as at and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, which have all been retroactively adjusted to include 100% of TTOL for periods presented. The audited financial statements, the related report of the independent registered public accounting firm, the MD&A and selected financial data are filed as Exhibits 99.1, 23.1, 99.2 and 99.3, respectively, hereto and are incorporated by reference herein.

(a)	Exhibits.

Exhibit
Number	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Audited financial statements of Teekay Tankers Ltd. as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations of Teekay Tankers Ltd. as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

99.3	Selected financial data as at and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

101	Interactive Data File relating to the materials in this Report on Form 6-K is formatted in Extensible Business Reporting Language (XBRL).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: October 6, 2017	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)